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                                                                     PAGE 1 OF 5

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.______)*
                Community Trust Financial Services Corporation
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                               (NAME OF ISSUER)

                         Common Stock, $2.50 Par Value
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                        (TITLE OF CLASS OF SECURITIES)

                                   204154108
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                                (CUSIP NUMBER)
                                               With a copy to Angel J. Byrd
                                               Community Trust Financial
                                               Services Corporation
                   Wayne Tibbitts              P.O. Box 1700
                477 Indian Lake Court          Hiram, GA  30141
                    Hiram, GA 30141            (770)443-3068
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 10, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 204154108                                      PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Wayne Tibbitts         (###-##-####)

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          58,088 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    4,869 (consisting of 4,067 shares owned by his wife,
                          Jennie G. Tibbitts and 802 shares owned jointly by
    OWNED BY              Jennie G. Tibbitts and Cleon Gordon.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          58,088 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,869 shares
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      62,957 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.48%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                    PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER
----------------------------

     This statement relates to the common stock, $2.50 par value per share ("Common Stock"), of Community Trust Financial Services Corporation (the Company). The address of the principal executive office of the Company is 3844 Atlanta Highway, Hiram, Georgia 30141. The principal executive officers of the Company are Ronnie L. Austin, President and Chief Executive Officer, and Angel
J. Byrd, Secretary and Controller.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

a.  The name of the reporting person is Wayne Tibbitts.

b.  Mr. Tibbitts' residence address is 477 Indian Lake Court, Hiram, Georgia
    30141.

c. Mr. Tibbitts is owner of Paulding Properties, Inc., located at 20 Legacy Park Drive, Powder Springs, Georgia 30127.

d. During the last five years, Mr. Tibbitts was not convicted in any criminal proceeding.

e. During the last five years, Mr. Tibbitts was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, made him subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.  Mr. Tibbitts is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     Mr. Tibbitts purchased 20,588 shares of Common Stock with his personal funds pursuant to a stock offering completed by the Company on August 10, 1998.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     All of the 62,957 shares beneficially owned by Mr. Tibbitts were acquired solely for investment purposes. Mr. Tibbitts may purchase or sell additional shares in the future, but no specific determination has been made by Mr. Tibbitts in this regard.

     Mr. Tibbitts has no present intent to merge, reorganize, or liquidate the Company or any of its subsidiaries; to sell or transfer any material amount of assets of the Company or any of its subsidiaries; to change the current Board of Directors or management of the Company; to make any material change in the Company's capitalization, dividend policy, or business or corporate structure; to make any change in the Company's articles of incorporation or bylaws or to take any other actions which might impede the acquisition of control of the Company to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or to take any action similar to the actions listed above.


                                                   PAGE 4 OF 5
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

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a.   Mr. Tibbitts beneficially owns a total of 62,957 shares of Common Stock, representing 5.48% of the outstanding Common Stock of the Company.

b. Of the 62,957 shares of Common Stock referred to in (a) above which are beneficially owned by Mr. Tibbitts, he has sole voting and dispositive power with respect to 58,088 shares, his wife, Jennie G. Tibbitts, has sole voting and dispositive power with respect to 4,067 shares, and his wife, Jennie G. Tibbitts, has shared voting and dispositive power with Cleon Gordon with respect to 802 shares. Such voting and dispositive power is as follows

          (i)    58,088 shares owned individually by Wayne Tibbitts.
          (ii)   4,067 shares owned individually by Jennie G. Tibbitts.
          (iii)  802 shares owned jointly by Jennie G. Tibbitts and Cleon
          Gordon.

          Jennie G. Tibbitts is a United States citizen, whose residence is also 477 Indian Lake Court, Hiram, Georgia 30141. Mrs. Tibbitts is an officer of Paulding Properties, Inc., 20 Legacy Park Drive, Powder Springs, Georgia 30127. During the last five years, Mrs. Tibbitts (i) was not convicted in any criminal proceeding and (ii) was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, made her subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Cleon Gordon is a United States citizen, whose residence is 2980 Braswell Mountain Road, Dallas, Georgia 30132. Mr. Gordon is a salesman at Jeriel Supply L.C., 351 Cadillac Parkway, Dallas, Georgia 30132. During the last five years, Mr. Gordon (i) was not convicted in any criminal proceeding and (ii) was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, made him subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

c.  Not applicable.

d.  Not applicable.

e.  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
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TO SECURITIES OF THE ISSUER.
----------------------------

     Mr. Tibbitts has no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Not applicable.

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                                                   PAGE 5 OF 5

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



                                    /s/Wayne Tibbitts
                                    -----------------------
                                    (SIGNATURE)

                                    Wayne Tibbitts
                                    (NAME)

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